UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 033-07075-LA
CUSIP Number:
(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐     Form N-SAR
For the Period Ended September 30, 2006
☐     Transition Report on Form 100-K
☐     Transition Report on Form 10-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-Sar
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I REGISTRATION INFORMATION
THE FASHION HOUSE HOLDINGS, INC.
Full Name of Registration:

Former Name if Applicable:
6310 San Vicente Blvd., #330
Address of Principal Executive Office (Street and Number)
Los Angeles, CA 90048
City, State and Zip Code
PART II RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
☑
The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense.
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is in the process of reviewing and completing the report and expects to file the required report within the allotted extension.
PART IV OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.
Name: Michael McHugh
Phone Number: (323) 939-3031
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
 ☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report or portion thereof:
 ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The company’s net sales for the three months ended September 30, 2006 were $3,259,524, an increase of $2,803,657 or 615.0% over net sales of the prior year quarter of $455,867. Net sales for the nine months of 2006 increased from $1,202,192 in 2005 to $5,942,950 for an increase of $4,740,758. The net loss for the three and nine months ended September 30, 2006 is $(1,604,283) and $(6,814,249), respectively, compared to a loss of $(1,501,745) and $(4,362,428), respectively, for the same periods in 2005.
THE FASHION HOUSE HOLDINGS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2006	By:	/s/ Michael McHugh

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.